SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                TELTRONICS, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    879698306
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Peter Friedmann
                              FGC Holdings Limited
                         4850 Keele Street, First Floor
                                Toronto, Ontario
                                  Canada M3J3K1
                                 (416) 495-1781
 ------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                               September 21, 2004
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 879698306                SCHEDULE 13D                Page 2 of 7 Pages
________________________________________________________________________________
   1.    NAME OF REPORTING PERSON

         FGC HOLDINGS LIMITED
________________________________________________________________________________
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                         (b) [_]
________________________________________________________________________________
   3.    SEC USE ONLY
________________________________________________________________________________
   4.    SOURCE OF FUNDS

         WC
________________________________________________________________________________
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [_]
________________________________________________________________________________
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         ONTARIO, CANADA
________________________________________________________________________________

   NUMBER OF        7.     SOLE VOTING POWER                             721,429

    SHARES          ____________________________________________________________

  BENEFICIALLY      8.     SHARED VOTING POWER                               -0-

    OWNED BY        ____________________________________________________________

      EACH          9.     SOLE DISPOSITIVE POWER                        721,429

   REPORTING        ____________________________________________________________

  PERSON WITH       10.    SHARED DISPOSITIVE POWER                          -0-

________________________________________________________________________________
   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         721,429
________________________________________________________________________________
   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [_]
________________________________________________________________________________
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.4%
________________________________________________________________________________
   14.   TYPE OF REPORTING PERSON

         CO
________________________________________________________________________________

CUSIP No. 879698306                SCHEDULE 13D                Page 3 of 7 Pages
________________________________________________________________________________
   1.    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         PETER FRIEDMANN
________________________________________________________________________________
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                         (b) [_]
________________________________________________________________________________
   3.    SEC USE ONLY
________________________________________________________________________________
   4.    SOURCE OF FUNDS

         N/A
________________________________________________________________________________
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [_]
________________________________________________________________________________
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
________________________________________________________________________________

   NUMBER OF        7.     SOLE VOTING POWER                             721,429

    SHARES          ____________________________________________________________

  BENEFICIALLY      8.     SHARED VOTING POWER                               -0-

    OWNED BY        ____________________________________________________________

      EACH          9.     SOLE DISPOSITIVE POWER                        721,429

   REPORTING        ____________________________________________________________

  PERSON WITH       10.    SHARED DISPOSITIVE POWER                          -0-

________________________________________________________________________________
   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         721,429
________________________________________________________________________________
   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [_]
________________________________________________________________________________
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.4%
________________________________________________________________________________
   14.   TYPE OF REPORTING PERSON

         IN
________________________________________________________________________________

CUSIP No. 879698306                SCHEDULE 13D                Page 4 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.

         Common stock, par value $0.001 per share

         Teltronics, Inc.
         2150 Whitfield Industrial Way
         Sarasota, FL 34243

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed on behalf of FGC Holdings Limited, an Ontario, Canada corporation and Peter Friedmann. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons." 100% of the of the outstanding capital stock of FGC Holdings Limited is owned by Peter Friedmann. Peter Friedmann is the sole executive officer and sole director of FGC Holdings Limited.

         (b) The address of the principal business and principal offices of the Reporting Persons is 4850 Keele Street, First Floor, Toronto, Ontario, Canada M3J3K1.

         (c) The principal business of FGC Holdings Limited is that of private investment, engaging in the purchase and sale of securities for investment for its own account. Peter Friedmann is President of FGC Holdings Limited.

         (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Peter Friedmann is a Canadian citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         The net investment cost (including commissions, if any) of the Issuer's Series B Convertible Preferred Stock (the "Series B Stock") was $180,000. The shares of Series B Stock were purchased with the working capital of FGC Holdings Limited.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of the acquisition of the shares of Series B Stock by FGC Holdings Limited was for investment. FGC Holdings Limited has no plans or proposals which relate to, or could result in, any of the matters referred to in
Item 4 of Schedule 13D, except that FGC Holdings Limited plans to exercise the exclusive and special right to elect one director to the Issuer's Board of

CUSIP No. 879698306                SCHEDULE 13D                Page 5 of 7 Pages


Directors. In addition, in the event that four quarterly dividends payable on the Series B Stock are in arrears, FGC Holdings Limited intends to elect a majority of the Issuer's Board of Directors. FGC Holdings Limited may, at anytime and from time to time, review or reconsider its position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The approximate aggregate percentage of common stock reported beneficially owned by the Reporting Persons is based on 7,861,539 shares outstanding, which was the total number of shares of common stock outstanding as of August 12, 2004, as reflected in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended June 30, 2004.

                  As of the close of business on September 23, 2004, the Reporting Persons beneficially owned 721,429 shares of common stock, receivable upon conversion of 12,625 shares of Series B Stock. Such stock constitutes approximately 8.4% of the shares of common stock outstanding, as determined in accordance with Rule 13d-3(d)(1). Because the Series B Stock votes on an "as converted basis" with the common stock, the Reporting Persons have voting power equal to approximately 8.4% of the outstanding voting securities of the Issuer without regard to any other security that is voted on an as converted basis.

         (b) The Reporting Persons have the power to vote all of the shares of Series B Stock and to dispose of all of the shares of Series B Stock beneficially owned by them.

         (c) Not applicable.

         (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Series B Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibits:

                  Exhibit A   Agreement pursuant to Rule 13d-1(k)(1)(iii)

CUSIP No. 879698306                SCHEDULE 13D                Page 6 of 7 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, each such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

         IN WITNESS WHEREOF, the undersigned have executed this instrument as of the 23rd day of September, 2004.

                                        FGC Holdings Limited, an Ontario, Canada corporation



                                        By: /s/ Peter Friedmann
                                            -------------------
                                            Peter Friedmann
                                            President



                                        By: /s/ Peter Friedmann
                                            -------------------
                                            Peter Friedmann

CUSIP No. 879698306                SCHEDULE 13D                Page 7 of 7 Pages


                                    EXHIBIT A

         Pursuant to Rule 13d-1(k)(1)(iii) promulgated by the Securities and Exchange Commission, the undersigned agree that the statement to which this
Exhibit is attached is filed on their behalf in the capacities set out hereinbelow.


                                        FGC Holdings Limited, an Ontario, Canada corporation



                                        By: /s/ Peter Friedmann
                                            -------------------
                                            Peter Friedmann
                                            President



                                        By: /s/ Peter Friedmann
                                            -------------------
                                            Peter Friedmann